APO Health, Inc
3590 Oceanside Rd.
Oceanside, NY 11672
Tele: 516-594-0005.

September 28th, 2005

Dear Shareholder:

I apologize for the lack of communication regarding the proxy and results. During this time the company has been working on several different fronts and the convergence of which I would now like to take the time to update you on.

We had originally submitted a proxy to the shareholders to vote on the potential spin-off of APO New York, for the reasons of protecting the shareholders regarding the current litigation with Proctor & Gamble and Alcoa. However, due to certain miscommunications, the timeliness of the issuance of the proxy was less than we would have liked to see; even though we issued instructions to hold open the receiving of proxies to the agents designated to receive the proxies to try and empower shareholders. As issued, the proxies were statutorily preliminary proxies due to the timelines mentioned previously. Simultaneously, the Securities and Exchange Commission requested us to put more information in the final proxy statement, which was to be sent out and resolicited, with all proxies voted discarded and destroyed.

Upon review and decision of litigation counsel, we decided that we are in a delicate stage of the litigation and such intended actions, the revisions and the underlying action, would be ill advised, as this could off balance and undermine current negotiations.

As such, in order to comply with the SEC, give the shareholders ample time to make an informed vote and to avoid confusion, we are withdrawing the proxy and nullifying the vote, with the reservation that we may readdress this issue, in its current form or another form, in the future.

If any shareholder would like to reinstate this vote at this time, please contact me so I can put the matter on the agenda for the next annual shareholders meeting.

We apologize for any inconvenience this may have caused and appreciate your understanding in this matter. If you have any concerns, please feel free to contact us. Thank you again for your time and patience.

Sincerely,

________________________
Jan Stahl, CEO